Table of Contents

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis in conjunction with our financial statements and notes thereto included elsewhere in this report. This Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements. Please see "Cautionary Note Regarding Forward-Looking Statements" for a discussion of the risks, uncertainties and assumptions relating to these statements.

Overview of Our Business

General

Alcon, Inc. and its subsidiaries develop, manufacture and market pharmaceuticals, surgical equipment and devices and contact lens care and other vision care products that treat eye diseases and disorders and promote the general health and function of the human eye. Founded in 1945, we have local operations in over 75 countries and our products are sold in more than 180 countries around the world. In 1977, we were acquired by Nestlé S.A. Since then, we have operated largely as an independent company, separate from most of Nestlé's other businesses and have grown our annual sales from $82 million to over $3.0 billion primarily as a result of internal development and selected acquisitions. In March 2002, Nestlé sold approximately 25% of its ownership of Alcon through an initial public offering (IPO).

We conduct our global business through two business segments: Alcon United States and Alcon International. Alcon United States includes sales to unaffiliated customers located in the United States of America, excluding Puerto Rico. Alcon United States operating profit is derived from operating profits within the United States, as well as operating profits earned outside of the United States related to the United States business. Alcon International includes sales to all other unaffiliated customers. Each business segment markets and sells products principally in three product categories of the ophthalmic market: (i) pharmaceutical (e.g., prescription ophthalmic drugs); (ii) surgical equipment and devices (e.g., cataract, vitreoretinal and refractive); and (iii) contact lens care (e.g., disinfecting and cleaning solutions) and other vision care products (e.g., artificial tears). Business segment operations generally do not include research and development, manufacturing and other corporate functions. We market our products to eye care professionals as well as to the direct purchasers of our products, such as hospitals, managed care organizations, government agencies/entities and individuals.

Market Environment

Demand for health care products and services is increasing in established markets as a result of the aging of the population and the emergence of new drug therapies and treatments for previously untreatable conditions. Likewise, demand for health care products and services in emerging markets is increasing primarily due to the adoption of medically advanced technologies and improvements in living standards. As a result of these factors, health care costs are rising at a faster rate than economic growth in many countries. This faster rate of growth has led governments and other purchasers of health care products and services, either directly or through patient reimbursement, to exert pressure on the prices of health care products and services. These cost-containment efforts vary by jurisdiction.

In the United States, Medicare reimbursement policies and the influence of managed care organizations continue to impact the pricing of health care products and services. For example, a Medicare prescription drug benefit program is being considered which would present opportunities and challenges for pharmaceutical companies. Some states are also moving to implement more aggressive price control programs and more liberal generic substitution rules that could result in price reductions. In addition, managed care organizations use formularies and their buying power to demand more effective treatments at lower prices. Both governments and managed care organizations have supported increased use of generic pharmaceuticals at the expense of branded pharmaceuticals. We are well-positioned to address this market opportunity with Falcon Pharmaceuticals, Ltd., our generic pharmaceutical business, which currently has the #1 market share position in generic ophthalmic pharmaceuticals

in the United States, based on revenues in 2002. We also use third-party data to demonstrate both the therapeutic and cost effectiveness of our branded pharmaceutical products. Moreover, to achieve and maintain attractive positions on formularies, we need to continuously introduce medically advanced products that differentiate us from our competitors and are value priced.

The prospect of a Medicare prescription drug benefit puts additional pressure on policy makers to offset the program's cost by controlling budgets for reimbursement to surgical facilities. This impacts our industry's ability to maintain premium pricing for older technologies and non-differentiated products. New technologies for surgical procedures are being challenged to substantiate that their higher cost is accompanied by significant clinical improvements for Medicare beneficiaries. We are preparing for this challenge by gathering the scientific and clinical data that demonstrate to Medicare that the products in our pipeline are cost effective when their higher costs are compared to their measurable benefits.

Outside of the United States, third-party payor reimbursement of patients and health care providers and prices for health care products and services vary significantly and, in the case of pharmaceuticals, are generally lower than those in the United States. In Western Europe, where government reimbursement of health care costs is widespread, governments are requiring price reductions. The economic integration by European Union members and the introduction of the euro are also impacting pricing in these markets, as more affluent member countries are requesting prices for health care products and services comparable to those in less affluent member countries. In Latin America, where there is less government reimbursement of health care costs, many of our products are paid for by private health care systems covering a small portion of the population. As a result, economic conditions in this region have a significant impact on prices and demand for health care products and services. As one example, we have recently experienced a decline in sales in Argentina, one of our largest markets in the region, as a result of economic conditions in that country.

In most of the countries in Asia, average income levels are relatively low, government reimbursement for the cost of health care products and services is limited and prices and demand are sensitive to general economic conditions. However, many Asian countries have rebounded from the economic crises of 1997 and 1998 and demand for our products in this region has been rising. In addition, regulatory approval times are long and costs are very high in Japan, which delays the marketing of our pharmaceutical products there. In Japan, the National Health Ministry reviews pharmaceutical prices of individual products biannually. In the past, these reviews have resulted in price decreases. In April 2002, a round of overall price decreases went into effect, including a reduction in the total reimbursement amount for cataract and vitreoretinal surgery procedures, which puts downward pressure on products we supply. We expect a similar price review in 2004, in line with the Japanese government's previously announced plan for controlling health care costs.

Currency Fluctuations

Our products are sold in over 180 countries, and we sell products in a number of currencies in our Alcon International business segment. Our consolidated financial statements, which are presented in U.S. dollars, are impacted by currency exchange rate fluctuations through both translation risk and transaction risk. Translation risk is the risk that our financial statements for a particular period are affected by changes in the prevailing exchange rates of the various currencies of our subsidiaries relative to the U.S. dollar. Transaction risk is the risk that the currency structure of our costs and liabilities deviates to some extent from the currency structure of our sales proceeds and assets.

Our translation risk exposures are principally to the euro and Japanese yen. With respect to transaction risk, because a significant percentage of our operating expenses are incurred in the currency in which sales proceeds are received, we do not have a significant net exposure. In addition, substantially all of our assets which are denominated in currencies other than the U.S. dollar are supported by loans or other liabilities of similar

amounts denominated in the same currency. From time to time, we purchase or sell currencies forward to hedge currency risk in obligations or receivables; these transactions are designed to address transaction risk, not translation risk. Our Japanese and South African subsidiaries purchase goods from some of our subsidiaries in U.S. dollars and hedge a portion of these intercompany liabilities using forward contracts. We have not experienced significant gains or losses as a result of these hedging activities.

Generally, a weakening of the U.S. dollar against other currencies has a positive effect on our sales and profits while a strengthening of the U.S. dollar against other currencies has a negative effect on our sales and profits. We experienced negative currency impacts as a result of the strengthening of the U.S. dollar during 2002, 2001 and 2000. In 2002, we experienced the positive effect of the weakening of the U.S. dollar against the major European currencies; however, this positive effect was offset by the increase in the value of the U.S. dollar versus the Japanese yen and Latin American currencies. During 2001, the primary cause of the negative currency impact was the strengthening of the U.S. dollar against the Japanese yen and the major European currencies, with lesser negative impacts relating to the Canadian, Australian and Brazilian currencies. During 2000, the negative currency impact was primarily due to the increase in the value of the U.S. dollar versus the major European currencies. We refer to the effects of currency fluctuations and exchange rate movements throughout this "Management's Discussion and Analysis of Financial Condition and Results of Operations," which we have computed by applying translation rates from the prior comparative period to the more recent period amounts and comparing those results to the more recent period actual results.

Operating Revenues and Expenses

We generate revenues largely from sales of ophthalmic pharmaceutical products, ophthalmic surgical equipment and devices and contact lens care and other vision care products. Our operating revenues and operating income are affected by various factors including unit volume, price, currency fluctuations, acquisitions, licensing and the mix between lower-margin and higher-margin products.

Sales of ophthalmic pharmaceutical products are primarily driven by the development of safe and effective products that can be differentiated from competing products in the treatment of ophthalmic diseases and disorders and increased market acceptance of these new products. Inclusion of pharmaceutical products on managed care formularies covering the largest possible number of patients is another key competitive factor. We face significant competition in ophthalmic pharmaceuticals, including competition from other companies with an ophthalmic focus and from larger pharmaceutical companies. In general, sales of our pharmaceutical products are not affected by general economic conditions, although we face pressure to reduce prices from governments and United States managed care organizations. We experience seasonality in our ocular allergy medicines, with a large increase in sales in the spring and a lesser increase during the fall. Costs of goods sold for our pharmaceutical products include materials, labor, overhead and royalties.

Our surgical product category includes three product lines: cataract, vitreoretinal and refractive. Sales of our products for cataract and vitreoretinal surgery are driven by technological innovation and aging demographic trends. However, the number of cataract and vitreoretinal surgical procedures is not generally affected by economic conditions. We believe that our innovative and leading technology and our ability to provide customized (i.e., tailored to each surgeon's preference) surgical procedure packs with a broad range of proprietary products are the keys to our success in these product categories. Sales of our refractive surgical equipment and the related technology fees are driven by consumer demand for laser refractive surgery. We sell lasers and other surgical equipment used to perform laser

refractive surgeries and, in the United States, charge a technology fee for each surgery performed (one eye equals one surgery). Outside of the United States, we generally do not charge a technology fee, although we charge a technology fee when our *LADARWave*™ *Custom Cornea*® Wavefront System is used to guide our laser to perform a customized procedure. Because governments and private insurance companies generally do not cover the costs of laser refractive surgery, sales of laser refractive surgical products and related technology fees are sensitive to changes in general economic conditions and consumer confidence. There is no significant seasonality in our surgical business. Costs of goods sold for our surgical products include raw materials, labor, overhead, royalties and warranty costs. Operating income from cataract and vitreoretinal products is driven by the number of procedures in which our products are used. Operating income from laser refractive surgical equipment depends primarily on the number of procedures for which we are able to collect technology fees.

Sales of our contact lens care products are driven by ophthalmologist, optometrist and optician recommendations of lens care systems, our provision of starter kits to eye care professionals, and consumer preferences for more convenient contact lens care solutions. Contact lens care products compete largely on product attributes, brand familiarity, professional recommendations and price. The use of less-advanced cleaning methods, especially outside of the United States, also affects demand for our contact lens care products. There is no seasonality in sales of contact lens care products, and we have experienced little impact from general economic conditions to date, although in low-growth economic environments consumers may switch to lower-priced brands. Costs of goods sold for contact lens care products include materials, labor, overhead and royalties. Operating income from contact lens care products is driven by market penetration and unit volumes.

Our selling, general and administrative costs include the costs of selling, promoting and distributing our products and managing the organizational infrastructure of our business. The largest portion of these costs is salary for sales and marketing staff.

Research and development costs include basic research, pre-clinical development of products, clinical trials, regulatory expenses and certain technology licensing costs. The largest portion of our research and development expenses relates to the research, development and regulatory approval of pharmaceutical products. During each of the years 2002, 2001 and 2000, a greater proportion of our research and development expenses were incurred during the second half of the year than during the first half.

Our amortization costs relate to our acquisitions and the licensing of intangible assets. Effective July 7, 2000, we acquired Summit Autonomous Inc. for a total purchase price of $948.0 million, which resulted in goodwill and intangible assets of $954.5 million. Effective January 1, 2002, Alcon adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," which requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually. See note 3 to the consolidated financial statements. In the absence of new acquisitions, annual amortization expense on intangible assets with definite useful lives at December 31, 2002 is estimated to decrease from $74.5 million in 2002 to $51.4 million in 2007.

In connection with the IPO, Alcon changed certain provisions of its 1994 Phantom Stock Plan. These changes resulted in a one time $22.6 million charge to operating income during the first quarter of 2002.

Results of Operations

The following table sets forth, for the periods indicated, selected items from our consolidated financial statements.

				As a % of Sales		
	2002	2001	2000	2002	2001	2000
(in millions, except percentages)						
United States	$ 1,632.6	$ 1,464.6	$ 1,333.4	54.3%	53.3%	52.2%
International	1,376.5	1,283.1	1,220.2	45.7	46.7	47.8
Total sales	3,009.1	2,747.7	2,553.6	100.0	100.0	100.0
Costs of goods sold	892.7	798.3	749.7	29.7	29.1	29.4
Gross profit	2,116.4	1,949.4	1,803.9	70.3	70.9	70.6
Selling, general and administrative	1,014.7	953.7	855.8	33.7	34.7	33.5
Research and development	323.5	289.8	246.3	10.7	10.5	9.6
In process research and development	—	—	18.5	—	—	0.7
Amortization of intangibles	74.5	117.0	86.5	2.5	4.3	3.4
Operating income	703.7	588.9	596.8	23.4	21.4	23.4
Gain (loss) from foreign currency, net	4.2	(4.8)	0.1	0.1	(0.2)	—
Interest income	22.2	46.6	44.1	0.8	1.7	1.7
Interest expense	(53.8)	(107.7)	(86.3)	(1.8)	(3.9)	(3.4)
Other, net	1.2	(9.1)	—	—	(0.3)	—
Earnings before income taxes	677.5	513.9	554.7	22.5	18.7	21.7
Income taxes	210.6	198.3	223.0	7.0	7.2	8.7
Net earnings	$ 466.9	$ 315.6	$ 331.7	15.5%	11.5%	13.0%

The following table sets forth, for the periods indicated, our sales and operating profit by business segment.

				As a % of Sales		
	2002	2001	2000	2002	2001	2000
(in millions, except percentages)						
Alcon United States:						
Pharmaceutical	$ 707.7	$ 582.9	$ 513.9	43.3%	39.8%	38.5%
Surgical	678.3	639.7	589.2	41.6	43.7	44.2
Contact lens care and other vision care	246.6	242.0	230.3	15.1	16.5	17.3
Total sales	$ 1,632.6	$ 1,464.6	$ 1,333.4	100.0%	100.0%	100.0%
Segment operating income[1]	$ 675.3	$ 544.7	$ 527.7	41.4%	37.2%	39.6%
Alcon International:						
Pharmaceutical	$ 381.8	$ 344.9	$ 322.3	27.7%	26.9%	26.4%
Surgical	760.2	718.0	674.7	55.2	55.9	55.3
Contact lens care and other vision care	234.5	220.2	223.2	17.1	17.2	18.3
Total sales	$ 1,376.5	$ 1,283.1	$ 1,220.2	100.0%	100.0%	100.0%
Segment operating income[1]	$ 428.1	$ 405.9	$ 384.4	31.1%	31.6%	31.5%

(1) Beginning in 2002, segment performance is measured based on sales and operating income reported in accordance with generally accepted accounting principles in the United States (U.S. GAAP). Prior to 2002, Alcon measured performance on the basis of International Accounting Standards. For consistency of presentation, business segment information for 2001 and 2000 has been restated on a U.S. GAAP basis. Certain manufacturing costs and manufacturing variances are not assigned to business segments because most manufacturing operations produce products for more than one business segment. Research and development costs, excluding regulatory costs which are included in the business segments, are treated as general corporate costs and are not assigned to business segments.

The following table sets forth, for the periods indicated, Alcon International's sales and our consolidated sales by product category, and includes the change in sales and

change in sales in constant currency calculated by applying rates from the earlier period. All of Alcon United States' sales are in U.S. dollars, and therefore it does not experience any currency translation gains or losses.

	2002	2001	Change	Change in Constant Currency[a]	2001	2000	Change	Change in Constant Currency[a]
(in millions, except percentages)								
Alcon International:								
Pharmaceutical	$ 381.8	$ 344.9	10.7%	13.7%	$ 344.9	$ 322.3	7.0%	13.5%
Surgical	760.2	718.0	5.9	5.6	718.0	674.7	6.4	14.2
Contact lens care and other vision care	234.5	220.2	6.5	8.7	220.2	223.2	(1.3)	6.3
Total sales	$ 1,376.5	$ 1,283.1	7.3	8.3	$ 1,283.1	$ 1,220.2	5.2	12.5
Total:								
Pharmaceutical	$ 1,089.5	$ 927.8	17.4	18.6	$ 927.8	$ 836.2	11.0	13.5
Surgical	1,438.5	1,357.7	6.0	5.8	1,357.7	1,263.9	7.4	11.6
Contact lens care and other vision care	481.1	462.2	4.1	5.1	462.2	453.5	1.9	5.7
Total sales	$ 3,009.1	$ 2,747.7	9.5%	10.0%	$ 2,747.7	$ 2,553.6	7.6%	11.1%

(a) Currency effect is determined by comparing adjusted 2002 reported amounts, calculated using 2001 monthly average exchange rates, to the actual 2001 reported amounts. The same process was used to compare 2001 to 2000. Sales change in constant currency is not a U.S. GAAP defined measure of revenue growth. This measure provides information on sales growth assuming that foreign currency exchange rates have not changed between years. Sales change in constant currency, as defined and presented by the Company, may not be comparable to similar measures reported by other companies.

Year ended December 31, 2002 compared to year ended December 31, 2001

Sales

Global: Global sales increased 9.5% to $3,009.1 million in 2002 from $2,747.7 million in 2001. Sales growth, in terms of constant currency, was slightly higher at 10.0%. The negative impact of foreign currency fluctuations on sales growth was mostly confined to Latin American countries and Japan.

Global sales growth was led by the performance of our pharmaceutical business which delivered $1,089.5 million in revenue for 2002, an increase of 17.4% (18.6% in constant currency) over 2001. *TRAVATAN,®* our newest entrant into the glaucoma market, generated $70.9 million in global sales in 2002 compared to $15.8 million in 2001. The settlement of all pending patent and trademark litigation over *TRAVATAN®* with Pharmacia Corporation during the fourth quarter of 2002 assured Alcon's continued right to sell the product globally without restriction. Our major allergy product, *Patanol,®* had an outstanding year and generated sales of $198.3 million in 2002, a 28.3% (29.0% in constant currency) increase over 2001 sales of $154.5 million. 2002 sales of our other key branded pharmaceutical products *Tobradex,® Ciloxan®* and *Cipro® HC* increased by 10.9%, 19.8% and 41.1%, respectively, over 2001.

Global sales of our surgical business grew 6.0% during 2002 to $1,438.5 million from $1,357.7 million in 2001. The growth was primarily attributable to cataract and vitrectomy products, which include intraocular lenses, surgical equipment, devices and disposable products. Sales of products in our refractive product line declined by $16.0 million, in line with the trend of the industry in 2002, and reflected a slowdown in global economic activity that diminished both consumer confidence and demand for elective laser corrective surgery. Excluding the refractive line, sales for our surgical business increased 7.6% to $1,377.9 million from $1,281.1 million. We initiated a voluntary recall and termination of our *SKBM®* microkeratome product line during the fourth quarter of 2002 due to a small number of complaints that the applanation glass on the head of the handpiece could loosen or become misaligned. *SKBM®* microkeratome sales in 2002 were approximately $3 million.

Our global consumer eye care business, which consists of contact lens care and other general eye care products, grew 4.1% (5.1% in constant currency) to $481.1 million in 2002 from $462.2 million in 2001. Sales of *OPTI-FREE®* disinfectants accounted for over 50% of the consumer line, or $264.5 million, and grew 5.4% over 2001 sales of $250.9 million.

United States: Sales in the United States increased 11.5% to $1,632.6 million in 2002 from $1,464.6 million in 2001. Sales in our pharmaceutical business were consistent with the global trend and were primarily responsible for the growth in U.S. sales, with 2002 sales of $707.7 million, representing a 21.4% increase over 2001 sales of $582.9 million. Sales of *TRAVATAN,®* which was launched in the U.S. for glaucoma treatment in 2001, increased to $44.5 million in 2002 from $13.4 million in 2001. Strong double-digit growth rates in U.S. sales were achieved for key therapeutic market segments by our branded products *Patanol®* at 29.2%, *Ciloxan®* at 21.3%, *Tobradex®* at 12.0% and *Cipro® HC* at 42.8%. Late in 2002, we filed a New Drug Application with the United States Food and Drug Administration (FDA) for the ophthalmic use of moxifloxacin, a fourth-generation fluoroquinolone antibiotic that we believe will be a significant advance in the topical treatment and prevention of ocular infections.

Sales in our U.S. surgical business totaled $678.3 million in 2002, a 6.0% gain over prior year sales of $639.7 million. Sales from our line of cataract and vitrectomy products increased 9.2% to $641.1 million in 2002 from $587.3 million in 2001, but were offset by a decline of 29.0% in the refractive line to $37.2 million in 2002 from $52.4 million in 2001. We were pleased to receive FDA approval in late 2002 for our new *LADARWave™* technology for customized wavefront-guided laser eye surgery in the treatment of myopia. Our consumer eye care business achieved modest growth of 1.9% in 2002 to $246.6 million from $242.0 million in 2001. Within the contact lens care line, sales related to our *OPTI-FREE®* disinfectant franchise increased 2.9% in 2002 to $143.0 million from $139.0 million in 2001 in a slow growing market segment. Following FDA approval, we commenced shipping *OPTI-FREE® EXPRESS® No Rub™* multipurpose disinfecting solution during the fourth quarter of 2002 with our new "Lasting Comfort" claim.

International: Sales outside the United States increased 7.3% (8.3% in constant currency) to $1,376.5 million in 2002 from $1,283.1 million in 2001. The market economies of Brazil and Argentina were largely accountable for the negative impact of currency exchange on sales growth. Sales growth in Japan, our second largest global market, lagged behind 2001 due to a weak yen and downward pricing pressures inflicted by reimbursement reductions and new generic competition against our *BSS Plus®* surgical irrigating solution. The euro and other major currencies strengthened against the U.S. dollar over the course of the year.

Sales for our pharmaceutical business outside the United States in 2002 increased to $381.8 million from $344.9 million in 2001, registering growth of 10.7% (13.7% in constant currency). *TRAVATAN®* was successfully launched in several major European markets in 2002 and recorded sales in more than 50 countries outside the United States. *Tobradex®* and *Ciloxan®* also made significant contributions to the pharmaceutical business totaling $55.5 million in 2002 sales. Sales of our international surgical business increased 5.9% (5.6% in constant currency) in 2002 to $760.2 million in 2002 from $718.0 million in 2001 with broad based growth across our line of cataract and vitrectomy products. Sales from our refractive business were also subject to difficult global economic conditions and declined 3.3% (3.7% in constant currency) in 2002 to $23.4 million from $24.2 million in 2001. However, in December 2002, the first international sale of our new *LADARWave™* custom ablation system was recorded in Australia. Sales for our consumer eye care business outside the United States advanced 6.5% (8.7% in constant currency) to $234.5 million in 2002 from $220.2 million in 2001. Our *OPTI-FREE®* disinfectant franchise grew 8.6% (9.4% in constant currency) to $121.5 million in 2002 from $111.9 million in 2001.

Gross Profit

Gross profit increased 8.6% to $2,116.4 million in the year ended December 31, 2002 from $1,949.4 million in 2001. However, gross profit as a percent of sales decreased to 70.3% in the year ended December 31, 2002 from 70.9% in 2001. Some of this decrease was due to charges of $2.5 million in 2002 related to changes made to an employee deferred compensation plan (see note 1 to the consolidated financial statements) and costs associated with the write-off of *SKBM*® microkeratome inventory and related manufacturing equipment of $5.9 million, as well as negative currency effects and variations in product mix. The impact of these particular charges and costs reduced gross profit as a percent of sales for the year ended December 31, 2002 by 0.3 percentage points.

Operating Expenses

Selling, general and administrative expenses increased 6.4% to $1,014.7 million in the year ended December 31, 2002 from $953.7 million in 2001. This increase in expenses included charges of $9.3 million in 2002 related to changes made to an employee deferred compensation plan and $14.1 million of customer refunds and other costs associated with the decision to recall and terminate the *SKBM*® microkeratome product line. Selling, general and administrative expenses decreased as a percent of sales to 33.7% in the year ended December 31, 2002 from 34.7% in 2001. This percentage decrease is primarily due to overall attention to cost control, as well as lower direct-to-consumer advertising in 2002 as compared to 2001 and reduction of legal expenses as certain intellectual property dispute cases were settled in 2002.

Research and development expenses increased 11.6% to $323.5 million in the year ended December 31, 2002 from $289.8 million in 2001. This increase in research and development expenses represents a continued investment across pharmaceutical and surgical products and charges of $4.8 million incurred in 2002 related to changes made to an employee deferred compensation plan. Research and development expenses increased slightly as a percent of sales to 10.7% in the year ended December 31, 2002 from 10.5% in 2001.

Amortization of intangibles decreased 36.3% to $74.5 million in the year ended December 31, 2002 from $117.0 million in 2001. The decrease is primarily due to the implementation of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," as discussed in note 3 to the consolidated financial statements. In connection with the voluntary recall and termination of the *SKBM*® microkeratome product line in the fourth quarter of 2002, a $5.9 million impairment loss on intangible assets was recorded as amortization.

Operating Income

Operating income increased 19.5% to $703.7 million in the year ended December 31, 2002 from $588.9 million in 2001. Operating income was negatively impacted by charges of $16.6 million in 2002 related to changes made to an employee deferred compensation plan and $25.9 million of *SKBM*® microkeratome recall and termination costs. Compared to 2001, operating income was favorably impacted by $42.5 million due to the change in accounting for goodwill and intangibles resulting from implementation of FASB Statement 142. The impact of these items on operating income was a decrease of $42.5 million in 2002 and $42.5 million in 2001.

Alcon United States business segment operating income increased 24.0% to $675.3 million in the year ended December 31, 2002 from $544.7 million in 2001. Operating income was favorably impacted by $20.7 million due to the change in accounting for goodwill and intangibles resulting from implementation of FASB Statement 142. In addition, gross margin improvements and reduced selling, general and administrative spending were partially offset by $12.6 million of costs associated with the decision to recall and terminate the *SKBM*® microkeratome.

Alcon International business segment operating income increased 5.5% to $428.1 million in the year ended December 31, 2002 from $405.9 million in 2001. Operating income was favorably impacted by $21.8 million due to the change in accounting for goodwill and intangibles resulting from implementation of FASB Statement 142. This favorability was offset by one time costs of $13.3 million related to the decision to recall and terminate the *SKBM*® microkeratome. Gross margins as a percentage of sales were negatively impacted due to the geographical sales mix and the difficult economic conditions in Latin America. Changes in exchange rates also negatively affected International business segment results.

Operating income for the Alcon United States and Alcon International business segments does not include: (1) certain manufacturing costs (e.g., manufacturing operation period costs and manufacturing variances); (2) all research and development costs other than regulatory costs; and (3) certain other general corporate expenses. Operating income for these two business segments is determined in accordance with U.S. GAAP. Prior to 2002, Alcon measured performance on the basis of International Accounting Standards. For consistency of presentation, business segment information for 2001 has been restated on a U.S. GAAP basis.

Interest and Other Expenses

Interest income decreased 52.4% to $22.2 million in the year ended December 31, 2002 from $46.6 million in 2001, as a result of lower short term interest rates in 2002 and a lower average investment balance. Interest expense decreased 50.0% to $53.8 million in the year ended December 31, 2002 from $107.7 million in 2001, as a result of lower short term interest rates and lower average borrowings.

Because the proceeds from the March 2002 IPO of Alcon common shares were not used to redeem the Alcon preferred shares held by Nestlé until May 29, 2002, they were used to reduce short term borrowings and to make short term investments during that period. If the preferred share redemption had occurred at the time of the IPO, management estimates that interest expense, net of interest income, would have been approximately $9.5 million more than actually incurred.

Other, net, for the year ended December 31, 2002 reflected a $1.2 million gain on the sale of a marketable equity investment acquired as a result of the Summit acquisition. An impairment loss of $9.1 million was recorded in 2001 on this investment.

Income Tax Expense

Income tax expense increased 6.2% to $210.6 million in the year ended December 31, 2002 from $198.3 million in 2001, mainly due to higher earnings. The effective tax rate decreased to 31.1% in the year ended December 31, 2002 from 38.6% in 2001 mainly due to a larger portion of our earnings relating to jurisdictions with lower tax rates than in 2001, tax settlements and the impact of implementing FASB Statement 142.

Net Earnings

Net earnings increased 47.9% to $466.9 million in the year ended December 31, 2002 from $315.6 million in 2001. Excluding the impact of certain expenses for:

- changes to an employee deferred compensation plan of $10.4 million, net of income taxes, SKBM® microkeratome recall and termination costs of $17.9 million, net of income taxes, and the estimated impact of the IPO proceeds on net interest expense of $6.5 million, net of income taxes in 2002, and

- adjusting 2001 for the impact of goodwill amortization of $40.2 million, net of income taxes, to reflect the 2002 change in accounting method and impairment loss on a marketable equity investment acquired as a result of the acquisition of Summit of $6.1 million, net of income taxes,

proforma net earnings increased 35.0% to $488.7 million for the year ended December 31, 2002 from $361.9 million in 2001.

Actual to Proforma Reconciliation

(in millions)	2002	2001
Net earnings, as reported	$ 466.9	$ 315.6
Certain expenses:		
2002 expense for changes to employee deferred compensation plan	16.6	—
2002 estimated impact of IPO proceeds on net interest expense	(9.5)	—
2002 expense for *SKBM*® recall and termination	25.9	—
2001 impairment loss on a marketable equity investment	—	9.1
Add back 2001 goodwill amortization for 2002 change in accounting method under FASB Statement 142	—	42.5
Income tax effects of above items	(11.2)	(5.3)
Proforma net earnings	$ 488.7	$ 361.9

Year ended December 31, 2001 compared to year ended December 31, 2000

Sales

Global: Sales increased 7.6% to $2,747.7 million in the year ended December 31, 2001 from $2,553.6 million in 2000, mainly due to a weighted growth of 9.2% in unit volume (excluding the Summit acquisition) and offset in part by a 3.5% negative currency impact due to the strength of the U.S. dollar compared to most major currencies. The Summit acquisition contributed 1.6 percentage points of the 2001 growth. At a constant exchange rate and excluding the impact of the Summit acquisition, sales increased by 9.5% during this period. Our pharmaceutical sales during this period experienced growth of 11.0%, driven by increased sales of our key pharmaceutical products and the launch of *TRAVATAN.*® Sales of surgical products and contact lens care and other vision care products grew 7.4% and 1.9%, respectively, during the period. Our surgical sales for the year ended December 31, 2001 included twelve months of sales of refractive products and related fees while our surgical sales for 2000 only included sales of refractive products from July 7, 2000 to December 31, 2000, as a result of the Summit acquisition.

United States: Sales by Alcon United States increased 9.8% to $1,464.6 million in the year ended December 31, 2001 from $1,333.4 million in 2000, principally from increases in unit volume (excluding the Summit acquisition) and a 2.4% increase in sales as a result of the Summit acquisition. Pharmaceutical sales by Alcon United States increased 13.4% to $582.9 million in the year ended December 31, 2001 to $513.9 million in 2000, with strong performance across major products, including *TobraDex,*® *Patanol,*® *Ciloxan*® and *Cipro*® HC Otic, and the launch of *TRAVATAN.*® Surgical product sales by Alcon United States rose 8.6% to $639.7 million in the year ended December 31, 2001 from $589.2 million in 2000, mainly due to the Summit acquisition, but partially offset by weaker refractive sales during the second half of 2001, and growth of 3.4% in sales of cataract and vitreoretinal products, mostly arising from increases in market share. Contact lens care and other vision care product sales by Alcon United States increased 5.1% to $242.0 million in the year ended December 31, 2001 from $230.3 million in 2000. Most of this growth in contact lens care product sales resulted from market share gains by *OPTI-FREE*® *EXPRESS*® *NoRub,*™ partially offset by declines in sales of our daily and enzymatic contact lens care products.

International: Sales by Alcon International increased 5.2% to $1,283.1 million in the year ended December 31, 2001 from $1,220.2 million in 2000, mainly due to a strong increase in unit volumes (excluding the Summit acquisition) that was largely offset by a 7.4% decline due to negative currency fluctuations from the strengthening of the U.S. dollar against most major currencies. At a constant exchange rate and excluding the Summit acquisition, sales outside of the United States increased 11.8%, driven largely by growth across all major European countries, Canada, Taiwan and Brazil in addition to developing coun-

tries in Eastern Europe and Asia. Pharmaceutical sales by Alcon International increased 7.0% (or 13.5% excluding the impact of currency fluctuations) to $344.9 million in the year ended December 31, 2001 from $322.3 million in 2000, mainly due to the registration and launch of *Azopt®* in additional countries and to a lesser extent due to growth in sales of *TobraDex®* Surgical product sales by Alcon International increased 6.4% (or 14.2% excluding the impact of currency fluctuations) to $718.0 million in the year ended December 31, 2001 from $674.7 million in 2000 as a result of increases in sales of cataract products, particularly *AcrySof®* single-piece intraocular lenses, *Custom Paks®* and viscoelastics, which are viscous liquids used to maintain the shape of the eye during surgery, and vitreoretinal products, together with additional sales associated with our acquisition of Summit, which accounted for almost half of the growth. Contact lens care and other vision care products sales by Alcon International declined 1.3% (but would have risen 6.3% on a constant currency basis) to $220.2 million in the year ended December 31, 2001 from $223.2 million in 2000 reflecting negative currency fluctuations, which were largely offset by increased sales of *OPTI-FREE®* multi-purpose disinfecting solution in Japan. In most markets outside of Japan, the contact lens care market declined as consumers continued to convert to frequent replacement lenses and one-step multi-purpose disinfecting solutions, which sharply reduced sales of enzymatic and other daily cleaners.

Gross Profit

Gross profit increased 8.1% to $1,949.4 million in the year ended December 31, 2001 from $1,803.9 million in 2000, resulting in an increase in gross profit as a percentage of sales to 70.9% in the year ended December 31, 2001 from 70.6% in 2000. This increase in gross margin was due mainly to strong sales of our pharmaceutical products and intraocular lenses and lower average manufacturing costs per unit, which offset the negative currency impact of the strengthening of the U.S. dollar during the last three quarters of 2001.

Operating Expenses

Selling, general and administrative expenses increased 11.4% to $953.7 million in the year ended December 31, 2001 from $855.8 million in 2000. This increase was due mainly to an increase in the size of our sales force, principally in the second half of 2001, in connection with the launch of *TRAVATAN®* and other expenses related to this launch and more frequent use of direct-to-consumer advertising campaigns. Research and development expenses increased 17.7% to $289.8 million in the year ended December 31, 2001 from $246.3 million in 2000, excluding our write-off of in-process research and development of $18.5 million in 2000 as a result of the Summit acquisition. This increase represented continued investment across all major therapeutic areas. Amortization of intangible assets increased 35.3% to $117.0 million in the year ended December 31, 2001 from $86.5 million in 2000. Amortization of intangible assets arising as a result of the acquisition of Summit (totaling approximately $72.0 million in 2001 and $36.0 million in 2000) is primarily responsible for this increase.

Operating Income

Operating income decreased 1.3% to $588.9 million in the year ended December 31, 2001 from $596.8 million in 2000 and decreased as a percentage of sales to 21.4% from 23.4% mainly due to increased selling expenses, research and development expenses and amortization.

Alcon United States business segment operating income increased 3.2% to $544.7 million in the year ended December 31, 2001 from $527.7 million in 2000. This increase was due mainly to improved gross margins and control of general and administrative expenses, which were partially offset by additional amortization expenses associated with the Summit acquisition, an increase in the size of our sales force and higher marketing expenditures.

Alcon International business segment operating income increased 5.6% to $405.9 million in the year ended December 31, 2001 from $384.4 million in 2000, reflecting higher gross margins and improved cost controls.

Operating income for the Alcon United States and Alcon International business segments does not include: (1) certain manufacturing costs (e.g., manufacturing operation period costs and manufacturing variances); (2) all research and development costs other than regulatory costs; and (3) certain other general corporate expenses. Operating income for these two business segments is determined in accordance with U.S. GAAP. Prior to 2002, Alcon measured performance on the basis of International Accounting Standards. For consistency of presentation, business segment information for 2001 and 2000 has been restated on a U.S. GAAP basis.

Interest and Other Expenses

Interest income increased 5.7% to $46.6 million in the year ended December 31, 2001 from $44.1 million in 2000, due to higher levels of short term investments. Interest expense increased 24.8% to $107.7 million in the year ended December 31, 2001 from $86.3 million in 2000, mainly due to increased expense (totaling approximately $60.0 million in 2001 and $33.0 million in 2000) arising from higher borrowings used to finance the Summit acquisition. The foreign currency impact decreased to a $4.8 million loss in the year ended December 31, 2001 from a $0.1 million gain in 2000. Other, net for the year ended December 31, 2001 included a $9.1 million impairment loss on a marketable equity investment acquired as a result of the acquisition of Summit.

Income Tax Expense

Income taxes declined 11.1% to $198.3 million in the year ended December 31, 2001 from $223.0 million in 2000 as a result of the taxation of a larger portion of our earnings in jurisdictions with lower tax rates, thereby reducing our effective tax rate to 38.6% during 2001 from 40.2% during 2000.

Net Earnings

Net earnings decreased 4.9% to $315.6 million in the year ended December 31, 2001 from $331.7 million in 2000. Excluding the impact of interest and amortization expense related to the acquisition of Summit, net of taxes, proforma net earnings would have increased by 7.7% in 2001 from 2000.

Actual to Proforma Reconciliation

	2001	2000	2001 Percent Increase (Decrease)
(in millions, except percentages)			
Net earnings, as reported	$ 315.6	$ 331.7	(4.9)%
Summit acquisition interest	60.0	33.0	
Summit acquisition amortization	72.0	36.0	
Income tax effects of above items	(36.5)	(19.0)	
Proforma net earnings	$ 411.1	$ 381.7	7.7%

Sales by Quarter

The following table sets forth our sales by quarter since 2000.

	2002	2001 (Unaudited)	2000 (Unaudited)
(in millions)			
First	$ 707	$ 655	$ 610
Second	809	746	699
Third	744	676	608
Fourth	749	671	637
Total	$ 3,009	$ 2,748	$ 2,554

Our quarterly sales trends reflect seasonality in several products, including ocular allergy products and *Cipro*® HC Otic, in the form of increased sales during the spring months, which occur during the second quarter in the northern hemisphere. The sales increase during the fourth quarter of 2002 compared to third quarter was driven by a strong performance in our International business, primarily in the surgical product line. Sales of selected products

increased in the second quarter of 2000 due to promotional activities, which resulted in increased wholesaler inventory levels and decreased wholesaler purchases of these products in the third quarter of 2000. In the fourth quarter of 2000, we experienced an increase in wholesaler inventory levels, which we believe was due to expected price increases in 2001.

Liquidity and Capital Resources

Cash and Investment Availability

At December 31, 2002, we had approximately $1.034 billion in cash and cash equivalents and investments, a $168 million decrease from December 31, 2001. This decrease reflects uses of cash for financing activities of $752.7 million and investing activities of $126.9 million in excess of cash provided by operations of $701.4 million during 2002.

IPO—Related Activities

The Company sold Alcon Germany to Nestlé's German subsidiary effective January 1, 2001 for approximately $30 million, and, under the separation agreement, Nestlé's German subsidiary sold it back to us effective January 1, 2002, for approximately $42 million. Alcon Germany's results of operations have been consolidated by the Company and are reflected in all periods presented in the accompanying consolidated financial statements.

On March 20, 2002, Alcon made a payment to Nestlé of $1,243.4 million for dividends and return of capital. This payment was financed from existing cash and cash equivalents and additional short term debt. The entire payment was considered a dividend under Swiss law.

In February 2002, prior to the IPO, Nestlé converted 69,750,000 Alcon common shares into 69,750,000 Alcon non-voting preferred shares. On March 21, 2002, holders of Alcon common shares voted to redeem the preferred shares for an aggregate redemption price of CHF 3.634 billion. The proceeds, net of related costs including taxes, from the IPO were used to redeem the preferred shares for $2,188.0 million on May 29, 2002. No dividends were paid on the preferred shares.

If the conversion of 69,750,000 Alcon common shares into Alcon preferred shares on February 25, 2002 had been delayed until the date of the IPO, earnings per share and the weighted average common shares for the year ended December 31, 2002 would have been less than reported:

	Proforma	As Reported
Basic earnings per common share	$ 1.51	$ 1.54
Diluted earnings per common share	$ 1.51	$ 1.53
Basic weighted average common shares	305,878,040	301,482,834
Diluted weighted average common shares	306,906,985	302,511,780

On March 20, 2002, Alcon's IPO was priced at $33.00 per share for 69,750,000 common shares. The net proceeds to Alcon from the IPO were $2,189.0 million, after offering expenses and taxes, and were used to redeem the preferred shares on May 29, 2002.

Net proceeds of $219.1 million, after offering expenses and taxes from the subsequent exercise of the underwriters' over-allotment option to purchase 6,975,000 common shares were used to reduce short term indebtedness.

Preferred Shares of Subsidiary

In May of 2000 Alcon Holdings, Inc. (AHI), a wholly owned subsidiary of Alcon, issued four series of non-voting, non-convertible cumulative preferred shares, with Series A, B and C denominated in Swiss francs and Series D denominated in U.S. dollars. These shares were issued as part of the creation of a U.S. holding company that would be used to make U.S. acquisitions.

As part of a restructuring of AHI's equity, on November 5, 2002 Alcon sold to two financial investors all of the AHI Series A and B preferred shares, 20,000 preferred shares, for a total sales price of 1.997 billion Swiss francs. Alcon also contributed to AHI, as capital in kind, all of the Series C and D preferred shares it owned. After the sale, Alcon continued to own 100% of AHI's common shares and all voting rights in AHI.

On November 26, 2002, AHI redeemed all of its outstanding Series A and B preferred shares. AHI paid the investors an aggregate of 2,003 million Swiss francs for the 20,000

preferred shares, which were immediately retired, and accrued dividends. AHI financed the redemption primarily with proceeds from the issuance of commercial paper.

For the year ended December 31, 2002, earnings available to common shareholders and earnings per share were reduced by the preferred dividends and the excess of the redemption cost over the carrying value of the preferred shares, totaling approximately $3.9 million.

Other Financing Activities

In 2002, the Board of Directors approved the purchase of up to 2,000,000 Alcon shares to satisfy the exercise of stock options granted to employees. During 2002, Alcon purchased 193,500 treasury shares on the market for $7.9 million.

The payment of dividends is subject to the availability of retained earnings or dividendable reserves under Swiss law, the proposal by our Board of Directors, and ultimately the approval of our shareholders. Future dividend payments will depend on various factors, including our net earnings, financial condition, cash requirements, future prospects and other factors deemed relevant by our Board of Directors in their proposal for approval to the shareholders. Subject to these limitations, we expect to declare a dividend based on 2002 operations of CHF 0.45 per common share, or approximately $0.33 per common share, totaling approximately $102 million depending on exchange rates. We anticipate that the dividend, if it is approved by the shareholders on May 20, 2003, will be paid on or about June 4, 2003.

Investing Activities

Net cash used in investing activities in the year ended December 31, 2002 was $126.9 million, including $120.9 million of capital expenditures related to improvements in our manufacturing facilities and other infrastructure. During this period, we also acquired intangible assets at a cost of $2.8 million. Our annual capital expenditures over the last three years were $120.9 million in 2002, $127.4 million in 2001 and $117.1 million in 2000, principally to expand and upgrade our manufacturing facilities.

In 2002 Alcon commenced construction of a $58 million expansion of its research and development facilities in Fort Worth, Texas, which is planned to continue through 2003. The company also began a three-year expansion of its intraocular lens manufacturing facility in Huntington, West Virginia. Additional expenditures were made to upgrade and add capacity to other manufacturing facilities including those in Puurs, Belgium, Kaysersberg, France and Houston, Texas. We had capital expenditure commitments of $20.0 million at December 31, 2002, to expand and upgrade our manufacturing facilities and other infrastructure. We expect to fund these capital projects through operating cash flow and, if necessary, short term borrowings.

Capital Resources

We expect to meet our current liquidity needs, including the approximately CHF 139 million (or approximately $102 million) anticipated dividend payment, principally through cash and cash equivalents, the liquidation of short term investments and, to the extent necessary, short term borrowings. We expect to meet future liquidity requirements through our operating cash flows and through sales of commercial paper under the facility described below, the combination of which we believe would be sufficient even if our sales were adversely impacted.

Credit and Commercial Paper Facilities

As of December 31, 2002, Alcon and its subsidiaries had credit and commercial paper facilities of approximately $2.8 billion available worldwide, including a $2.0 billion commercial paper facility. As of December 31, 2002, $1,377.4 million of the commercial paper was outstanding at an average interest rate of 1.34% before fees. Related to this short term, floating interest rate borrowing, we have entered two $25.0 million interest rate swaps which have a net effect of fixing the interest rate of a portion of the outstanding amount at an average rate of 2.77%, which is based on a two year rate at the time of initiation of the hedge. Nestlé guarantees the commercial paper facility and assists in its management, for which we pay Nestlé an annual fee based on the average outstanding commercial paper balances. In addition, we pay Nestlé a

fee for serving as a guarantor on Japanese yen 5.0 billion ($42.0 million) of bonds maturing in 2011 arranged by ABN AMRO for our subsidiary in Japan. Nestlé's guarantees permit Alcon to obtain more favorable interest rates, based upon Nestlé's credit rating, than might otherwise be obtained. We believe that any fees paid by us to Nestlé for their guarantee of any indebtedness or for the management of the commercial paper program are comparable to the fees that would be paid in an arm's length transaction. The bonds contain a provision that may terminate and accelerate the obligations in the event that Nestlé's ownership of Alcon falls below 51%.

Alcon and its subsidiaries also had available commitments of $279.7 million under unsecured revolving credit facilities with Nestlé and its affiliates; at December 31, 2002, $117.2 million was outstanding under these credit facilities. Alcon's subsidiaries had third-party lines of credit, including bank overdraft facilities, totaling approximately $503.9 million under which there was an aggregate outstanding balance of $278.2 million. These third-party credit facilities are arranged or provided by a number of international financial institutions, the most significant of which had the following aggregate limits: Citibank ($135.9 million); Mitsui-Sumitomo Bank ($71.4 million); Mizuho Bank ($63.0 million); and BBL ($42.4 million). The majority of the credit facilities with Nestlé and third parties are committed for less than one year and accrue interest at a rate consistent with local borrowing rates. In aggregate, these facilities had a weighted average interest rate of 5.0% at December 31, 2002.

Critical Accounting Estimates

Our discussion and analysis of our financial condition and results of operations is based upon Alcon's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and costs, and related disclosures of contingent assets and liabilities. We base our estimates and judgments on historical experience, current conditions and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities, as well as identifying and assessing our accounting treatment with respect to commitments and contingencies. Actual results may differ from these estimates and judgments under different assumptions or conditions.

We believe that the following accounting policies involve the more significant estimates and judgments used in the preparation of our financial statements:

Sales Recognition: The Company recognizes sales in accordance with the United States Securities and Exchange Commission Staff Accounting Bulletin No. 101. Sales are recognized as the net amount to be received after deducting estimated amounts for product returns and rebates. Product returns are estimated based on historical trends and current market developments. Rebates are estimated based on historical analysis of trends and estimated compliance with contractual agreements. While we believe that our reserves for product returns and rebates are adequate, if the actual results are significantly different than the estimated costs, our sales may be over or under stated.

Inventory Reserves: The Company provides reserves on its inventories for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated fair market value based upon assumptions about future demand and market conditions. If actual market conditions become less favorable than those projected by management, additional inventory reserves may be required.

Allowances for Doubtful Accounts: The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Management regularly assesses the financial condition of the Company's customers and the markets in which these customers participate. If the financial condition of the Company's customers were to

deteriorate, resulting in an impairment of their ability to make payments on our receivables from them, additional allowances may be required.

Impairment of Goodwill and Intangible Assets: Statement of Financial Accounting Standard No. 142, "Goodwill and Intangible Assets," requires us to assess the recoverability of goodwill, which represents the excess of purchase price over fair value of net assets acquired, annually and of intangible assets upon the occurrence of an event that might indicate conditions for an impairment could exist.

Factors we consider important that could trigger an impairment review for intangible assets include the following:

- significant underperformance relative to expected historical or projected future operating results;
- significant changes in the manner or extent of our use of the acquired assets or the strategy for our overall business;
- significant negative industry or economic trends; and
- significant decline in the market value of the intangible asset for a sustained period.

When we determine the carrying value of intangibles assets may not be recoverable from undiscounted cash flows based upon the existence of one or more of the above factors, we measure any impairment based on a projected discounted cash flow method using a discount rate determined by our management to be commensurate with the risk inherent in our current business model.

Management has determined that the reporting units for its annual testing for impairment of goodwill are the operating business segments used for segment reporting. Management performs its testing using both multiples of quoted market prices to operating profits and present value techniques.

To the extent that our management determines that goodwill or intangible assets cannot be recovered, such goodwill or intangible assets are considered impaired and the impairment is treated as an expense incurred in the period in which it occurs.

Tax Liabilities: Our tax returns are subject to examination by taxing authorities in various jurisdictions. Management records current tax liabilities based on their best estimate of what they will ultimately agree upon with the taxing authorities in the relevant jurisdictions following the completion of their examination. Our management believes that the estimates reflected in the financial statements accurately reflect our tax liabilities. However, our actual tax liabilities may ultimately differ from those estimates if we were to prevail in matters for which accruals have been established or if taxing authorities successfully challenge the tax treatment upon which our management has based its estimates. Accordingly, our effective tax rate in a given financial statement period may materially change.

Litigation Liabilities: Alcon and its subsidiaries are parties to a variety of legal proceedings arising out of the ordinary course of business, including product liability and patent infringement litigation. By its nature, litigation is subject to many uncertainties. Management reviews litigation claims with counsel to assess the probable outcome of such claims. Management records current liabilities for litigation based on their best estimates of what Alcon will ultimately incur to pursue such matters to final legal decisions or to settle them. Our management believes that the estimates reflected in the financial statements properly reflect our litigation liabilities. However, our actual litigation liabilities may ultimately differ from those estimates if we are unsuccessful in our efforts to defend or settle the claims being asserted.

Pension and Other Employee Benefits: We must make certain assumptions in the calculation of the actuarial valuation of the Company sponsored defined benefit pension plans and postretirement benefits. These assumptions include the weighted average discount rates, rates of increase in compensation levels, expected long term rates of return on assets, and increases or trends in health care costs. If actual results are more or less favorable than those projected by management, future periods will reflect reduced or additional pension and postretirement medical expenses. See note 16 to the accompanying consolidated financial statements for additional information regarding assumptions used by the Company.

Market Risk

Interest Rate Risks

Because we have previously financed, and expect to continue to finance, our operations, in part, through loans, we are exposed to interest rate risks. At December 31, 2002, the majority of our loans were short term, floating-rate loans that will become more expensive when interest rates rise and less expensive when they fall. We have partly mitigated this risk by investing our cash, cash equivalents, and short term investments in floating rate investments. Alcon evaluates the use of interest rate swaps and periodically uses such agreements to manage its interest risk on selected debt instruments.

Credit Risks

In the normal course of our business, we incur credit risk because we extend trade credit to our customers. We believe that these credit risks are well diversified, and our internal staff actively manages these risks. Our principal concentrations of trade credit are generally with large and financially sound corporations, such as large retailers and grocery chains, drug wholesalers and governmental agencies. As part of our sales of surgical equipment, we frequently finance the purchase of our equipment and enter into leases and other financial transactions with our customers. In general, these loans and other transactions range in duration from one to five years and in principal amount range from $50,000 to $700,000. We conduct credit analysis on the customers we finance and secure the loans and leases with the purchased surgical equipment. Over the last 16 years, we have offered financing programs for cataract equipment with no significant losses. Our customer financing program for laser refractive surgical equipment has a shorter history, is of a larger size and has less credit strength and asset value for security. In countries that have a history of high inflation, such as Turkey, Brazil and Argentina, the credit risks to which we are exposed can be larger and less predictable.

We conduct some of our business through export operations and are exposed to country credit risk. This risk is mitigated by the use, where applicable, of letters of credit confirmed by large commercial banks in Switzerland and the United States.

Currency Risks

We are exposed to market risk from changes in currency exchange rates that could impact our results of operations and financial position. We manage our exposure to these currency risks through our regular operating and financing activities and, when appropriate, through the use of derivative financial instruments. We use derivative financial instruments as risk management tools and not for speculative purposes.

We use forward contracts to manage the volatility of non-functional currency cash flows resulting from changes in exchange rates. Currency exchange forward contracts are primarily used to hedge intercompany purchases and sales. The use of these derivative financial instruments allows us to reduce our overall exposure to exchange rate fluctuations, since the gains and losses on these contracts substantially offset losses and gains on the assets, liabilities and transactions being hedged.

While we hedge some non-U.S. dollar currency transactions, the decline in value of non-U.S. dollar currencies may, if not reversed, adversely affect our ability to contract for product sales in U.S. dollars because our products may become more expensive to purchase in U.S. dollars for local customers doing business in the countries of the affected currencies.

In-Process Research and Development

In connection with our acquisition of Summit, we immediately expensed $18.5 million of the Summit purchase price in the third quarter of 2000, representing amounts for in-process research and development, which we refer to as IPR&D, estimated at fair value. The expensed IPR&D represented the value of the *Custom Cornea*® project that had not yet reached technological or commercial feasibility and for which the assets to be used in such project had no alternative future use.

Custom Cornea® technology is designed to take advanced eye measurements from an aberrometer to determine the more subtle errors of the human visual optical system and combine this with the use of the *LADARVision*® 4000 laser and software, to define a customized pattern of ablations, which are removals of corneal tissue. At the acquisition date, costs to complete these research and development efforts were expected to be $1.3 million. The estimated stage of completion at acquisition was 85%.

In October 2002 the U.S. Food and Drug Administration (FDA) approved Alcon's customized wavefront-guided laser eye surgery that uses the *Custom Cornea*® technology. Initial shipments of our *LADARWave*® product, which allows the use of this technology in conjunction with Alcon's *LADARVision*® laser to perform custom ablation, began in the fourth quarter of 2002. Clinical trials are ongoing for the treatment of myopic astigmatism, hyperopia with and without astigmatism and other ocular irregularities.

We expect to fund all research and development efforts, including acquired IPR&D, from cash flows from operations.

New Accounting Standards

In June 2002, the Financial Accounting Standards Board (FASB) issued Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." Statement 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. This Statement supersedes earlier guidance issued by the Emerging Issues Task Force. Statement 146 also establishes that fair value is the objective for initial measurement of the liability. Statement 146 is effective for exit or disposal activities that are initiated after December 31, 2002. We do not expect the adoption of this Statement to have a material impact on results of operations or financial position.

In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." Interpretation 45 interprets FASB Statements No. 5, 57, and 107. Interpretation 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. This Interpretation does not prescribe a specific approach for subsequently measuring the guarantor's recognized liability over the term of the related guarantee. This Interpretation also incorporates, without change, the guidance in FASB Interpretation No. 34, "Disclosure of Indirect Guarantees of Indebtedness of Others," which is being superseded.

This Interpretation does not apply to certain guarantee contracts: residual value guarantees provided by lessees in capital leases, contingent rents, vendor rebates, and guarantees whose existence prevents the guarantor from recognizing a sale or the earnings from a sale. Furthermore, the provisions related to recognizing a liability at inception for the fair value of the guarantor's obligation do not apply to the following:

a. Product warranties;
b. Guarantees that are accounted for as derivatives;
c. Guarantees that represent contingent consideration in a business combination;
d. Guarantees for which the guarantor's obligations would be reported as an equity item (rather than a liability);
e. An original lessee's guarantee of lease payments when that lessee remains secondarily liable in conjunction with being relieved from being the primary obligor (that is, the principal debtor) under a lease restructuring;
f. Guarantees issued between either parents and their subsidiaries or corporations under common control; or
g. A parent's guarantee of a subsidiary's debt to a third party, and a subsidiary's guarantee of the debt owed to a third party by either its parent or another subsidiary of that parent.

However, the guarantees described in (a)-(g) above are subject to the disclosure requirements of this Interpretation.

The initial recognition and initial measurement provisions of Interpretation 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The disclosure requirements in this Interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002. The interpretive guidance incorporated without change from Interpretation 34 continues to be required for financial statements for fiscal years ending after June 15, 1981—the effective date of Interpretation 34. We do not expect the adoption of this Interpretation to have a material impact on our results of operations or financial position. The disclosure provisions were applied in the preparation of the accompanying consolidated financial statements.

In December 2002, the FASB issued Statement No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure." Statement 148 amends FASB Statement No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Alcon has elected to account for stock-based compensation using this intrinsic method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." As long as Alcon continues using Opinion 25, only the disclosure provisions of Statement 148 will apply to Alcon. The disclosure provisions were applied in the preparation of the accompanying consolidated financial statements.

During 2002, this Emerging Issues Task Force discussed EITF Issue 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables," and proposed changes to the abstract. The EITF generally addressed certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities.

In some arrangements, the different revenue-generating activities (deliverables) are sufficiently separable, and there exists sufficient evidence of their fair values to separately account for some or all of the deliverables (that is, there are separate units of accounting). In other arrangements, some or all of the deliverables are not independently functional, or there is not sufficient evidence of their fair values to account for them separately.

This Issue addresses when and, if so, how an arrangement involving multiple deliverables should be divided into separate units of accounting. This Issue does not change otherwise applicable revenue recognition criteria. However, this Issue does provide guidance with respect to the effect of certain customer rights due to vendor nonperformance on the recognition of revenue allocated to delivered units of accounting. This Issue also addresses the impact on the measurement and/or allocation of arrangement consideration of customer cancellation provisions and consideration that varies as a result of future actions of the customer or the vendor. Finally, this Issue provides guidance with respect to the recognition of the cost of certain deliverables that are excluded from the revenue accounting for an arrangement.

We do not expect that the final consensus on this Issue will have a material impact on our results of operations or financial position.